Exhibit 99.3

Text advertisement convocation AGM 2018

"Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 19, 2018, 15:00 hours CET at Amsterdam Marriott Hotel, Stadhouderskade 12, 1054 ES Amsterdam, the Netherlands. The record date for the meeting is May 22, 2018. The agenda with explanatory notes and the procedure for attending the meeting are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at www.affimed.com. The agenda includes, amongst others, the proposal to amend the articles of association"